FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


               PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                           FOR THE 30TH OF JULY, 2006


                                  MSYSTEMS LTD.
                                  -------------
                  (Translation of registrant's name in English)


                                 7 ATIR YEDA ST.
                             KFAR SABA 44425, ISRAEL
                             -----------------------
                    (Address of principal executive offices)


Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

               Form 20-F     X                     Form 40-F
                          -------                             -------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    Yes                                   No     X
                          -------                             -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):
82-___________________.

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                     MSYSTEMS LTD.
                                        ----------------------------------------
                                                     (Registrant)

Date:  July 30, 2006                    By: /s/ Donna Gershowitz
       -------------------                  ------------------------------------
                                                   Donna Gershowitz
                                                  VP, General Counsel


























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------------------------------------------ -------------------------------------
SANDISK CONTACTS                           MSYSTEMS CONTACTS
------------------------------------------ -------------------------------------
INVESTORS:
------------------------------------------ -------------------------------------
Lori Barker Padon                          Elana Holzman
lbarker@sandisk.com                        elana.holzman@m-systems.com
+1 408-801-1384                            +972 9-764-5000
                                           Jeff Corbin / Lee Roth
                                           KCSA Worldwide
                                           jcorbin@kcsa.com / lroth@kcsa.com
                                           +1 212-896-1214
------------------------------------------ -------------------------------------
MEDIA:
------------------------------------------ -------------------------------------
Bob Goligoski                              David Coates
bgoligoski@SanDisk.com                     Brodeur
+1 408-801-1036                            + 1 617-507-2800
------------------------------------------ -------------------------------------


                           SANDISK TO ACQUIRE MSYSTEMS
              MSYSTEMS TO BECOME WHOLLY OWNED SUBSIDIARY OF SANDISK

            o  CREATE COMPREHENSIVE STORAGE SOLUTIONS FOR HANDSETS

            o  ACCELERATE INNOVATION IN STORAGE FOR PORTABLE COMPUTING

            o  LEVERAGE SANDISK'S MANUFACTURING AND TECHNOLOGY IP

            o  COMPLEMENTARY OEM AND RETAIL CUSTOMERS


MILPITAS, CALIFORNIA and KFAR SABA, ISRAEL July 30, 2006 SanDisk(R) Corporation (NASDAQ: SNDK) and msystems(TM) Ltd. (NASDAQ: FLSH) today entered into definitive agreements for SanDisk to acquire msystems in an all stock transaction. This combination joins together two flash memory pioneers with complementary products, customers and channels. Together the combined company will have the people, technology, manufacturing and IP to play a leading role in creating new markets and accelerating the penetration of flash memory into existing storage applications.

"SanDisk and msystems, over the past 18 years, have been leading innovators in the flash storage market. This strategic acquisition will give us the critical mass and complementary products, customers, channels, technology and manufacturing base to take our shared vision to the next level. The NAND flash data storage business is in its early stages and we believe the market opportunity is largely untapped," said Eli Harari, Chairman and CEO of SanDisk. "msystems is a leader in flash memory systems addressing mobile, portable and embedded markets and they have a strong team, significant IP and important OEM customers. SanDisk has a record of creating new market categories, world-class manufacturing capabilities and leading market share in the retail channel. Both companies are noted for their relentless innovation, and this acquisition is intended to further accelerate our pace of innovation. In the near term, this transaction better positions SanDisk to serve the expanding storage needs of handset manufacturers and mobile network operators. In the long term, the combination with msystems will be a catalyst in the development of next generation flash enabled consumer applications. We are extremely excited about joining forces with the msystems team to achieve our shared vision. We are committed to serving msystems' OEM customers after the transaction closes."

"From mDOC to megaSIM(R), from U3(TM) to x4, msystems is creating new markets through innovation," said Dov Moran, President and Chief Executive Officer of msystems. "We are truly proud of our achievements to date. This strategic deal


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will enable us to continue supporting our OEM customers, to whom we remain fully committed, and strengthen our innovation and product offering with SanDisk's leading edge, low-cost fab capacity. This deal has synergy at its core, encompassing people, technology, products and customers. Based on our shared vision, as well as our teams' history of successful and fruitful cooperation, I am confident we can succeed in achieving the goals we set for ourselves. I also believe that SanDisk's extensive silicon expertise will prove itself as a strong catalyst to productizing our revolutionary x4 technology as well as other future innovations."

In the transaction, each msystems ordinary share will be converted into 0.76368 of a share of SanDisk common stock, representing a 26% premium over the average closing price of msystems' shares for the last thirty trading days. The closing of the transaction is subject to conditions, including, among others, Israeli court approval, regulatory approval and msystems shareholder approval. The transaction is expected to close in the fourth quarter of 2006.

In addition, msystems intends to release its second quarter 2006 financial results on Monday, August 7, 2006 during pre-market hours.

CONFERENCE CALL

A conference call is scheduled for 5:00 a.m. PDT (or 3:00 p.m. in Israel), Monday, July 31, 2006. The conference call will be webcast by CCBN and can be accessed live at SanDisk's and msystems websites at www.sandisk.com/IR, www.msystems.com and at www.streetevents.com for registered streetevents.com users. To participate in the call via telephone, the dial-in number is +1 719 884 8877 and the pass code is 146322. SanDisk will file a copy of this press release with the Securities and Exchange Commission on a current report on Form 8-K and will post it to its website. msystems will furnish a copy of this press release with the Securities and Exchange Commission on Form 6-K and will also post it to its website.

ABOUT MSYSTEMS

msystems has been transforming raw flash into smarter storage solutions since 1989. From embedded flash drives deployed in millions of mobile handsets to U3 USB smart drives designed for leading global brands, msystems creates, develops, manufactures and markets smart personal storage solutions for a myriad of applications targeting high growth markets.

ABOUT SANDISK

SanDisk, the world's largest supplier of flash memory data storage card products, designs, manufactures and markets industry-standard, solid-state data, digital imaging and audio storage products using its patented, high density flash memory and controller technology. SanDisk is based in Milpitas, CA.

FORWARD-LOOKING STATEMENTS

Statements contained in this press release that are not historical facts, including statements regarding the consummation of the transaction, and the timing thereof, the expected benefits of the transaction, the future market for the companies' products, future financial and operating results, plans, objectives, expectations and intentions, including plans with respect to future products and the continued support of msystems customers after the closing of the transaction, are forward-looking statements as that item is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are inherently subject to risks and uncertainties that could cause actual results to differ materially from these forward-looking statements. Many of these risks and uncertainties cannot be predicted with accuracy and some might not even be anticipated. Some of the factors that could significantly impact the forward-looking statements in this press release include the ability to obtain regulatory and other approvals of the transaction on the proposed terms and schedule; the risk that the businesses will not be integrated successfully; the risk that any synergies from the transaction may not be fully realized or may


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take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers, the risk that msystems business may not perform as expected, risks relating to msystems prior stock option grants, risks related to IP litigation involving either party and other risks, some of which are discussed in the companies' reports filed with the Securities and Exchange Commission under the caption Risk Factors and elsewhere. Any forward-looking statement is qualified by reference to these risks and factors. These risks and factors are not exclusive, and the companies undertake no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this release except as required by law. Additional information regarding these and other factors is contained in the companies' SEC filings, including, without limitation, SanDisk's Form 10-K for its fiscal year ended January 1, 2006, and its Form 10-Q for the fiscal quarter ended April 2, 2006, msystems Form 20-F for the year ended December 31, 2005 and msystems forms 6-K. The companies' filings are available from the Securities and Exchange Commission or may be obtained on SanDisk's website at www.sandisk.com and msystems website at www.msystems.com, as applicable.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

SanDisk may file a Registration Statement on Form S-4 containing a proxy statement/prospectus and other documents concerning the proposed merger with the SEC. msystems' security holders are urged to read any such proxy statement/prospectus if and when it becomes available and other relevant documents filed with the SEC because they will contain important information. msystems' security holders may obtain a free copy of any such information statement/prospects (if and when it is available) and other documents filed by SanDisk with the SEC at the SEC's Web site at http://www.sec.gov. Any such information statement/prospectus and these other documents may also be obtained for free from SanDisk Investor Relations, 601 McCarthy Boulevard, Milpitas California 95035 (+1 408-801-1000).

If a registration statement is not filed by SanDisk, msystems' security holders are advised to read the proxy statement regarding the proposed merger, which will be made available, because it will contain important information. msystems' security holders will be able to obtain a free copy of the proxy statement (when it is furnished to the SEC and becomes available) at the SEC's website at http://www.sec.gov. Such proxy statement (when it becomes available) may also be obtained by msystems' security holders for free from msystems' investor relations, 7 Atir Yeda, Kfar Saba 44425 Israel (+972 9-764-5000). msystems' and its directors and executive officers may be soliciting proxies from msystems' security holders in connection with the proposed merger. A description of certain interests that msystems' directors and executive officers may have in the merger will be available in the proxy statement.

SanDisk(R) is a registered trademark of SanDisk Corporation registered in the United States and other countries. msystems is a trademark of msystems Ltd.; MegaSIM is a trademark of msystems Ltd. in the United States and other countries and registered in Israel and Japan. U3 is a trademark of U3, LLP.


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